Exhibit 99.27

Anderson Security Agency Wins New Account With Enhanced Non-Lethal Device

Intermediate Service Offering Featuring Pro V2 Device Distinguishes AZ-Based Security Provider

SCOTTSDALE, AZ--(Marketwired - Aug 27, 2014) - Guardian 8 Corporation, a wholly owned subsidiary of Guardian 8 Holdings (OTCQB: GRDH), and Anderson Security Agency, an Arizona based top ten security provider, announced that the Pro V2 will be utilized by Anderson security officers at a new District Photo facility preparing to open in Phoenix. The Pro V2 enhanced non-lethal device provides security professionals with non-lethal means to protect people and assets, while providing the accountability and detailed reporting capability that corporate accounts often require.

Anderson was one of three security providers considered for the 1 year contract with District Photo, the photo finishing company that serves Walmart, Costco and other similar retail chains. District Photo's main security concern was the safety of the 85 employees who will work at the facility, which is located in an area with significant crime risk. Anderson was the only company that offered an Enhanced Non-Lethal option for incident response.

"District responded enthusiastically to the concept of Enhanced Non-Lethal, particularly because their RPF specified an unarmed post, and the Pro V2 is an option that fulfills the need for a heightened level of protection without a heightened risk," said Debbie Anderson, Vice President of Anderson Security Agency. Ms. Anderson stated the Pro V2's excellent quality audio/video incident recording along with a Bluetooth™ connection to a supervisory post were very appealing to District Photo. "Those are features you can't get with any other tool. We believe we won this account on the strength of the Pro V2 combined with Anderson's reputation for exceeding our clients' expectations and delivering the highest quality of professional private security services," Ms. Anderson said.

"The Pro V2 is a game changer for security providers," said Guardian 8 President and CEO Steve Cochennet. "Anderson Security's adoption of our technology allows us to provide them with an opportunity to have a preferred relationship with Guardian 8, which gives security providers a leading edge to differentiate their services in this highly competitive industry."

Anderson Security, the flagship member of Guardian 8's nationwide Preferred Partner program, anticipates rolling out a security program for District Photo by mid-September. The facility expects to be operating 24/7 during the holiday season.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an Enhanced Non-Lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The G8 Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was named one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal and has won security industry accolades for its innovative technology. To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the utilization of the Pro V2 by Anderson Security Agency; actual acceptance of the Pro V2 device by Anderson Security Agency's clients; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the G8 Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

Investor Relations
Casey Burt
IN2NE, Corp.
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crburt2@gmail.com